Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the six months ended June 30,		For the twelve months ended December 31,
	2012		2011		2010		2009		2008		2007
	(Dollars in millions)
Income before income taxes	$954		$2,235		1,749		1,602		993		1,289
Fixed charges	88		178		157		160		128		109

Total earnings	$1,042		$2,413		1,906		1,762		1,121		1,398

Interest charged to expense	$52		$109		105		106		80		69
One-third of rent expense	36		69		52		54		48		40

Total fixed charges	$88		$178		157		160		128		109

Ratio of earnings to fixed charges (1)(2)	11.8	x	13.6	x	12.1	x	11.0	x	8.8	x	12.8	x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.